UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                           GRAVITY SPIN HOLDINGS, INC.
                                (Name of Issuer)

                            ORDINARY (COMMON) SHARES
                         (Title of Class of Securities)

                                   38911R 10 8
                                 (CUSIP Number)

                                  July 2, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]Rule 13d-1(b)
     [ ]Rule 13d-1(c)
     [ ]Rule 13d-1(d)

CUSIP No. 38911R 10 8

1.   Names of Reporting Persons:  White Sands Holdings Inc.
     I.R.S. Identification Nos. of above persons (entities only). No I.R.S. Identification No. - Foreign Entity
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)  X

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization - Federation of Saint Kitts and Nevis
     Number of                          5. Sole Voting Power - 3,333,333.
     Shares
     Beneficially                       6. Shared Voting Power - None.
     Owned by
     Each Reporting                     7. Sole Dispositive Power - 3,333,333.
     Person With:
                                        8. Shared Dispositive Power - None.

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,333,333 (30.94%)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
11.  Percent of Class Represented by Amount in Row (9): 30.94%
12.  Type of Reporting Person (See Instructions): CO

Item 1.
-------

     (a)  Gravity Spin Holdings, Inc.

     (b) Suite 21, 30 Eglinton Avenue West, Box 72, Mississauga, Ontario, Canada L5R 3E7.


Item 2.
-------

     (a)  White Sands Holdings, Inc.

     (b) Suite 4, Temple Building, Main and Prince William Sts., Charlestown, Nevis, WI

     (c)  Nevis

     (d)  Common Shares

     (e)  CUSIP Number: N/A


Item 3.  If this  statement  is  filed  pursuant  to  Sections  240.13d-1(b)  or
-------
240.13d-2(b) or (c), check whether the person filing is a:

     (a)[ ]Broker or dealer  registered  under  section 15 of the Act (15 U.S.C.
78o).

     (b)[ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)[ ]An investment  adviser in accordance  with Section  240.13d-1  (b)(1)
(ii)(E);

     (f)[ ]An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g)[ ]A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)[ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4. Ownership.
-------

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 3,333,333

     (b)  Percent of class: 30.94%.

     (c)  Number of shares as to which the person has: 3,333,333

     (i)  Sole power to vote or to direct the vote: Yes.




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






     (ii) Shared power to vote or to direct the vote: No.

     (iii) Sole power to dispose or to direct the disposition of: Yes.

     (iv) Shared power to dispose or to direct the disposition of: No.


Item 5. Ownership of Five Percent or Less of a Class
-------

Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person.
-------

Not applicable.


Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
-------
Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.


Item 8. Identification and Classification of Members of the Group.
-------

Not Applicable


Item 9. Notice of Dissolution of Group
-------

Not Applicable.


Item 10. Certification
--------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2003

White Sands Holdings, Inc.

s/s Erwin Zecha
--------------------------------
Erwin Zecha, President and Chief
Executive Officer.









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